Exhibit 99.6

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	TSX: SVM
	NYSE: SVM	February 9, 2012

SILVERCORP FORECASTS 20% INCREASE IN SILVER PRODUCTION FOR FISCAL YEAR 2013

VANCOUVER, British Columbia – February 9, 2012 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today released production guidance for fiscal year ending March 31, 2013. The Company forecasts its silver production to increase by 20%, gold production to increase by 90%, and lead and zinc production to increase by 12% and 63% respectively, marking the 8th consecutive year of increases in the Company’s silver production.

FORECAST FOR FISCAL YEAR 2013

Production Guidance

From the four mines at the Ying Mining Camp, production is expected to increase to 695,000 tonnes of ore at a grade of 295g/t silver, 0.5g/t gold, 5.1% lead and 1.5% zinc, yielding 5.9 million ounces of silver, 3,350 ounces of gold, and 87 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $68 and $85 per tonne of ore, respectively, representing approximately a 3% and 5% increase, respectively, compared to actual production costs incurred in the nine months ended December 31, 2011.

The GC mine in Guangdong Province is expected to commence initial production in the second quarter of fiscal 2013. It is expected to mine 160,000 tonnes and to mill 153,000 tonnes of ore, yielding approximately 630,000 ounces of silver and 12 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $40 and $65 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to mine and mill 175,000 tonnes of ore, yielding approximately 13,590 ounces of gold at cash and total production costs of $35 and $60 per tonne of ore, respectively.

At the newly-acquired XHP mine and XBG mine, the Company will focus on exploration during fiscal 2013, with only a minimal amount of by-product ore expected to be produced.

The Company’s Production Guidance for fiscal 2013 is summarized as follows:

		Ore		Head Grade				Metal Production
Projects		Processed	Silver	Gold	Lead	Zinc	Silver	Gold	Ag Eq	Lead	Zinc
		('000 tonnes)	(g/t)	(g/t)	(%)	(%)	(‘000 oz)	(‘000 oz)	(‘000 oz)**	(mil lbs)	(mil lbs)
Ying	Ying	300	460	-	8.5	2.7	4,002	-	4,002	53.4	12.0
Mining	TLP, HPG&LM*	395	170	0.50	2.4	0.5	1,905	3.35	2,073	19.2	2.3
Camp	Subtotal	695	295	0.50	5.1	1.5	5,907	3.35	6,075	72.6	14.3
GC Mine		153	210	-	0.9	3.3	630	-	630	2.5	9.6
BYP Mine (gold ore only)		175	-	2.75	-	-	-	13.59	680	-	-
XBG+XHP Mines		186	39	0.45	2.2	2.0	163	1.30	228	6.1	4.6
Grand Total		1,209					6,700	18.24	7,613	81.2	28.5

* Including lower grade zone from Ying Mine that is below 300 g/t silver equivalent
** 1 oz gold equals to 50 oz silver. Only gold is converted to Ag Eq oz.

Capital Expenditures Budget

The total capital expenditures for fiscal 2013 is estimated at $89.1 million for mine development, mill construction, and other capital items (e.g. surface infrastructures and facilities, land use rights, reporting and permitting) plus exploration expenditures of $9.8 million to complete a 206,000 m surface and underground drilling program, for a total of $98.9 million. The budget estimate is based on contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operating experience in China. A summary of the Company’s fiscal 2013 capital budget is as follows:

				Mill, Surface
				Facilities &
Projects		Mine Development		Permitting	Exploration		Total
		Cost	Tunnel	Cost	Cost	Drilling	Cost
		($million)	(metre)	($million)	($million)	(metre)	($million)
Ying	Ying	$15.7	38,000	$8.2	$3.3	80,800	$27.2
Mining	TLP, HPG&LM	17.1	72,790	-	2.3	63,400	19.4
Camp	Subtotal	32.8	110,790	8.2	5.6	144,200	46.6
GC Project		12.8	11,700	17.5	1.9	26,400	32.2
BYP Mine		3.0	3,580	9.4	0.2	1,800	12.6
XHP Mine and XBG Mine		2.0	8,600	1.9	2.1	33,600	6.0
Silvertip Project		-	-	1.5	-	-	1.5
Total Budget		$50.6	134,670	$38.5	$9.8	206,000	$98.9

The Ying Mining District

The capital expenditures for the Ying, TLP, LM and HPG mines and central mills are budgeted at $46.6 million, including:

  4,900 m ramps budgeted at $4.8 million.

  several vertical shafts, declines and raises totaling 4,500 m with a budget of $5.7 million.

  100,000 m of horizontal tunnels for development and mining exploration budgeted at $19.3 million.

  mill equipment, tailing and surface facilities budgeted at $11.2 million.

  $5.6 million exploration expenditure for the 144,200 m surface and underground drilling program at the four mines of the Ying Mining Camp.

The GC Mine

At GC mine, the capital expenditures for fiscal 2013 are budgeted at $32.2 million, of which $12.8 million is for mine development, $17.5 million is for mill and infrastructure and $1.9 million is for a 26,400 m underground drilling program. A substantial portion of GC mine’s operation will be built in fiscal 2013, including:

  1,500 m ramp budgeted at $1.7 million. The ramp is 4.2 m by 3.6 m dimension and 2,224 m in length, with total capital expenditures of $3 million.

  800 m vertical shafts budgeted at $3.0 million. The main shaft has a 6 m diameter, starting at 248 m elevation and bottoming at -370 m elevation for a total depth of 618 m. In addition, 290 m ventilation shafts will also be completed in fiscal 2013. The total project expenditures for the vertical shafts amount to $4.0 million.

  9,400 m horizontal tunnels will be completed in fiscal 2013, with a budget of $6.3 million.

  A 1,600 t/d mill will be completed in July 2012, with total capital expenditures of $12.5 million, of which $7.7 million will be incurred in fiscal 2013.

  Remaining $3.5 million in land use right payments will be made in fiscal 2013 to secure titles. Total capital expenditures for land acquisition amounts to $7 million.

  Power grid, office and accommodations, labs, warehouses and other surface facilities will also be built in fiscal 2013 with a budget of $8.1 million.

Total GC mine development and mill construction budget is $54 million (excluding $13 million contingency). A summary of capital expenditures is as follows:

Guangdong GC Mine – Mine Development and Mill Construction
	Fiscal Year 2013		Total Project CapEx		Key
					completion
	metre	$ million	metre	$ million	dates
Horizontal Tunnels	9,400	$6.3	13,000	$9.0
Vertical shafts	800	$3.0	1,100	4.0	May 2013
Ramp	1,500	$1.7	2,224	3.0	Jun 2013
Mine surface facilities		$1.8		5.0	Jun 2012
Subtotal Mine Development	11,700	$12.8	16,324	$21.0
1,600 t/d Mill and tailing dam		$7.7		12.5	Jul 2012
Infrastructure & surface facilities		$6.3		13.5
Land usage rights		$3.5		7.0	Nov 2011
Grand Total	11,700	$30.3	16,324	$54.0

The BYP Mine

The capital expenditures for fiscal 2013 are budgeted at $12.6 million, including:

  a 1,000 t/d mill with a budget of $9.2 million

  a 180 m shaft of $0.6 million

  3,400 m horizontal tunnels of $1.4 million

  a backfilling facility of $0.8 million

  surface facilities of $0.4 million

  $0.2 million exploration expenditures for a 1,800 m surface drilling program

XHP Project and XBG Project

During the fiscal 2013, the Company’s focus on these two newly-acquired projects will be a 33,600 m surface and underground drilling program, budgeted at approximately $2.1 million. In addition, $3.9 million of capital expenditures is budgeted for mine development, exploration tunneling and upgrading existing mills. The Company is also planning to prepare an initial NI 43-101 resource report for the properties during fiscal 2013.

Silvertip Project

The Company has budgeted $1.5 million to complete and submit an application for a Small Mine Permit.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-lead-zinc mines nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently constructing the mill and related facilities in preparation for mining at the GC silver-lead-zinc project in Guangdong Province. In Canada, Silvercorp is preparing an application for a Small Mine Permit for the Silvertip high grade silver-lead-zinc project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.